Filed Pursuant to Rule 433
Registration No. 333-141416
August 8, 2007

Public Service Company of Colorado
6.25% First Mortgage Bonds, Series No. 17 due 2037

Term Sheet

Issuer:	Public Service Company of Colorado
Security Offered:	First Mortgage Bonds
Total Principal Amount:	$350,000,000
Pricing Date:	August 8, 2007
Maturity:	September 1, 2037
Coupon:	6.25%
Initial Public Offering Price:	99.178%
Yield to maturity:	6.311%
Benchmark Treasury:	4.500% due February 15, 2036
Benchmark Treasury Price and Yield:	92-09 / 5.011%
Re-Offer Spread to Benchmark Treasury:	130 basis points
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2008
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 25 basis points
Settlement:	T+5; August 15, 2007
Ratings*(Moody’s/S&P/Fitch):	A3 (Stable) / A- (Stable) / A (Stable)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674; Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037; or J.P. Morgan Securities Inc. collect at 212-834-4533.

*   A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  A securities rating is subject to revision or withdrawal at any time by the rating organization that assigned it.